Exhibit 99.2

TRINA SOLAR LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2013 and March 31, 2014	F-2
Unaudited Condensed Consolidated Statements of Operations for the Three-month Periods Ended March 31, 2013 and 2014	F-3
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three-month Periods Ended March 31, 2013 and 2014	F-4
Unaudited Condensed Consolidated Statements of Changes in Equity for the Three-month Period Ended March 31, 2014	F-5
Unaudited Condensed Consolidated Statements of Cash Flows for the Three-month Periods Ended March 31, 2013 and 2014	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31, 2013	As of March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	486,685,563	463,510,738
Restricted cash	74,719,964	114,189,626
Inventories	244,532,463	426,682,875
Project assets, current portion	73,304,654	39,639,640
Accounts receivable, net of allowance for doubtful accounts of $97,057,810 and $86,080,603 as of December 31, 2013 and March 31, 2014, respectively	435,091,920	347,438,964
Current portion of advances to suppliers, net	68,252,726	63,911,742
Deferred income tax assets, net	24,202,561	23,100,456
Prepaid expenses and other current assets	114,910,682	94,476,008

Total current assets	1,521,700,533	1,572,950,049
Advances to suppliers, net of current portion	41,907,726	39,966,505
Property, plant and equipment, net	889,752,609	898,196,716
Prepaid land use rights, net	43,286,631	48,820,643
Project assets, net of current portion	6,096,771	5,730,292
Deferred income tax assets, net	50,901,271	46,343,562
Investment in equity affiliate	11,769,730	11,769,730
Other noncurrent assets	1,813,889	1,222,886

TOTAL ASSETS	2,567,229,160	2,625,000,383

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	935,589,882	877,137,884
Accounts payable	461,147,655	530,043,226
Amount due to related parties	15,385,935	6,818,959
Income taxes payable	3,268,269	4,010,775
Accrued expenses and other current liabilities	125,151,406	131,175,116

Total current liabilities	1,540,543,147	1,549,185,960
Long-term borrowings, excluding current portion	100,502,222	105,404,933
Accrued warranty costs	81,743,081	85,079,108
Other noncurrent liabilities	21,961,941	20,945,184

Total liabilities	1,744,750,391	1,760,615,185

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,605,057,489 and 3,609,414,239 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	36,050	36,094
Additional paid-in capital	663,387,912	664,922,430
Retained earnings	143,369,211	169,876,444
Accumulated other comprehensive income	15,402,931	13,189,051

Total Trina Solar Limited shareholders' equity	822,196,104	848,024,019
Non-controlling interests	282,665	16,361,179

Total equity	822,478,769	864,385,198

Commitments and contingencies (Note 14)
TOTAL LIABILITIES AND EQUITY	2,567,229,160	2,625,000,383

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Three-month periods ended March 31,
	2013	2014
Net sales	260,221,580	444,811,268
Cost of goods sold	255,797,460	353,298,520

Gross profit	4,424,120	91,512,748
Selling expenses	24,468,264	24,185,961
General and administrative expenses	14,547,091	24,307,889
Research and development expenses	5,475,065	4,773,812

(Loss) income from operations	(40,066,300)	38,245,086
Other income (expenses):
Interest income	1,386,872	460,175
Interest expense	(14,607,862)	(9,138,580)
Foreign exchange (loss) gain	(20,063,267)	1,576,051
Derivatives gain (loss)	1,078,695	(815,194)
Other income, net	2,445,120	2,556,277

(Loss) income before income taxes	(69,826,742)	32,883,815
Income tax benefit (expense)	6,085,765	(6,411,308)

Net (loss) income	(63,740,977)	26,472,507
Net loss attributable to the non-controlling interests	66	34,726

Net (loss) income attributable to Trina Solar Limited shareholders	(63,740,911)	26,507,233

(Loss) earnings per ordinary share
Basic	(0.02)	0.01
Diluted	(0.02)	0.01
Weighted average ordinary shares outstanding
Basic	3,540,247,989	3,559,048,996
Diluted	3,540,247,989	3,628,121,746

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Three-month periods ended March 31,
	2013	2014
Net (loss) income	(63,740,977)	26,472,507
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	4,533,806	(2,291,652)

Comprehensive (loss) income	(59,207,171)	24,180,855
Less: comprehensive loss attributable to non-controlling interests	(66)	(112,498)

Comprehensive (loss) income attributable to Trina Solar Limited	(59,207,105)	24,293,353

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

	Ordinary shares				Accumulated other comprehensive income (loss)
			Additional paid-in capital	Retained earnings		Noncontrolling interest	Total shareholders' equity
	Shares	Amount
Balance at December 31, 2013	3,605,057,489	36,050	663,387,912	143,369,211	15,402,931	282,665	822,478,769
Share-based compensation	—	—	1,195,992	—	—	—	1,195,992
Vesting of restricted shares to employees	862,500	9	—	—	—	—	9
Issuance of ordinary shares pursuant to share option plan	3,494,250	35	338,526	—	—	—	338,561
Net income	—	—	—	26,507,233	—	(34,726)	26,472,507
Capital contribution from non-controlling interests	—	—	—	—	—	16,191,012	16,191,012
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(2,213,880)	(77,772)	(2,291,652)

Balance at March 31, 2014	3,609,414,239	36,094	664,922,430	169,876,444	13,189,051	16,361,179	864,385,198

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Three-month periods ended March 31,
	2013	2014
Operating activities:
Net (loss) income	(63,740,977)	26,472,507
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	33,521,949	28,838,868
Equity in loss of associates	(378)	—
(Gain) loss on change in fair value of derivatives	(384,490)	1,621,153
Gain on disposal of property, plant and equipment	(2,313)	(790)
(Reversal) allowance made for accounts receivable, net of recoveries	(11,063,078)	1,169,510
Inventory write-down	10,654,025	14,137,754
Deferred income tax (benefit) expense	(6,300,734)	5,659,814
Share-based compensation	1,114,321	1,195,992
Gain on disposal of subsidiary	—	(326,895)
Other income	—	(818,218)
Changes in operating assets and liabilities:
Restricted cash	—	(20,483,938)
Accounts receivable	35,909,012	86,483,446
Inventories	(27,737,600)	(187,302,238)
Project assets	3,452,079	1,419,253
Advances to suppliers	(14,657)	(5,656,585)
Prepaid expenses and other current assets	(18,980,118)	20,438,684
Other noncurrent assets	(231,331)	591,003
Accounts payable	38,444,049	86,499,122
Amount due to related parties	(4,861,497)	(8,566,976)
Income taxes payable	(936,803)	742,506
Accrued expenses and other current liabilities	(1,319,357)	4,879,924
Accrued warranty costs	2,297,439	3,336,027
Other noncurrent liabilities	(442,811)	2,125,260

Net cash (used in) provided by operating activities	(10,623,270)	62,455,183

Investing activities:
Purchases of property, plant and equipment	(25,235,397)	(44,067,137)
Proceeds from sale of property, plant and equipment	215,764	5,608
Proceeds from disposal of a subsidiary	—	307,496
Increase in restricted cash	(7,564,173)	(18,985,724)

Net cash used in investing activities	(32,583,806)	(62,739,757)

Financing activities:
Proceeds from exercise of share options	—	338,561
Proceeds from short-term bank borrowings	304,000,000	198,481,245
Repayment of short-term bank borrowings	(329,441,020)	(252,158,025)
Proceeds from long-term bank borrowings	—	44,510,314
Repayment of long-term bank borrowings	(39,166,689)	(11,770,581)
Payment for acquisition of non-controlling interest	(200,000)	—

Net cash used in financing activities	(64,807,709)	(20,598,486)

Effect of exchange rate changes	4,533,806	(2,291,765)

Net change in cash and cash equivalents	(103,480,979)	(23,174,825)
Cash and cash equivalents at the beginning of the period	807,275,992	486,685,563

Cash and cash equivalents at the end of the period	703,795,013	463,510,738

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	13,136,081	8,361,370
Income taxes paid	1,301,717	9,546
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	32,979,240	27,339,587
Supplemental schedule of non-cash financing activities:
Long-term borrowing assumed by buyer upon sale of project asset	—	(32,612,240)

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars, except share data)

1. BASIS OF PRESENTATION

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated financial statements of Trina Solar Limited ("Trina") and its subsidiaries (collectively, "the Company"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flow for the year then ended and the related financial statement schedule I, included in the Company's Annual Report on Form 20-F filed with the SEC.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2014, and the results of operations and cash flows for the three-month periods ended March 31, 2013 and 2014, have been made.

        The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of long-lived assets and project assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, and the grant-date fair value of share-based compensation awards and related forfeiture rates. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

        The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to operate profitably, to generate cash flows from operations, and the Company's ability to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

        As of March 31, 2014, the Company's total consolidated current assets exceeded total consolidated current liabilities by $23,764,089. As of the same date, the Company had cash and cash equivalents of $463,510,738 and short-term bank borrowings, including current portion of long-term bank borrowings of $877,137,884. The liquidity of the Company is primarily depending on its ability to maintain positive cash flows from operations coupled with sufficient short-term bank loans and other financing facility to support its working capital and meet its obligations and commitments when they become due.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

1. BASIS OF PRESENTATION (Continued)

        The Company has carried out a review of its cash flow forecast for the twelve months ending March 31, 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company's working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term and long-term bank borrowings upon maturity during the next twelve months. Based on those factors, management believes the assumptions used in the cash forecast are reasonable.

2. PROJECT ASSETS

        Project assets held for sale consisted of the following at December 31, 2013 and March 31, 2014:

	December 31, 2013	March 31, 2014
	$	$
Project assets—Module cost	43,725,858	19,564,192
Project assets—Development	15,185,471	20,406,787
Project assets—Others	20,490,096	5,398,953

Total project assets	79,401,425	45,369,932

Current portion	73,304,654	39,639,640
Noncurrent portion, net of impairment loss	6,096,771	5,730,292

        During the three-month period ended March 31, 2014, the Company completed and sold a 50 MW project in Wuwei, Gansu Province ("Wuwei Project"), to Huadian Fuxin Energy Corporation Limited ("Huadian Fuxin") in China, with a total carrying amount of $56,115,210 for such project.

        As of December 31, 2013 and March 31, 2014, the company has pledged project assets with a total carrying amount of $65,291,805 and nil, respectively, to secure bank borrowings.

        For the three-month periods ended March 31, 2013 and 2014, no impairment loss for project assets have been provided.

3. ACCOUNTS RECEIVABLES

        Accounts receivable consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Accounts receivable	532,149,730	433,519,567
Less: Allowance for doubtful accounts	(97,057,810)	(86,080,603)

Total accounts receivable, net	435,091,920	347,438,964

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

3. ACCOUNTS RECEIVABLES (Continued)

        The following table presents the movement of the allowance for doubtful accounts:

	Three-month periods ended March 31,
	2013	2014
	$	$
Beginning balance	106,825,173	97,057,810
(Reversal) allowance made during the three-month periods	(11,063,078)	1,169,510
Amount written-off against allowance	—	(12,146,717)

Closing balance	95,762,095	86,080,603

4. INVENTORIES

        Inventories consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Raw materials	43,987,539	68,891,081
Work in progress	40,004,269	57,737,832
Finished goods	160,540,655	300,053,962

Total	244,532,463	426,682,875

        For the three-month periods ended March 31, 2013 and 2014, inventories were written down by $10,654,025 and $14,137,754, respectively, to reflect the lower of cost or market.

5. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Buildings	193,651,543	207,373,142
Plant and machinery	947,100,162	961,239,617
Motor vehicles	3,459,925	3,601,967
Electronic equipment, furniture and fixtures	104,751,785	104,710,977

	1,248,963,415	1,276,925,703
Less: Accumulated depreciation	(413,829,203)	(442,399,730)

	835,134,212	834,525,973
Construction in progress	54,618,397	63,670,743

Property, plant and equipment, net	889,752,609	898,196,716

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

5. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

        Depreciation of property, plant and equipment was $33,314,322 and $28,506,902 for the three-month periods ended March 31, 2013 and 2014, respectively.

        As of December 31, 2013 and March 31, 2014, the Company has pledged property, plant and equipment with a total carrying amount of $490,979,601 and $423,569,219, respectively, to secure bank borrowings.

        The Company reports its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Company expenses repair and maintenance costs when they are incurred. The company capitalized nil interest cost for the three-month periods ended March 31, 2013 and 2014, respectively.

6. DERIVATIVE FINANCIAL INSTRUMENTS

        The following tables present the fair values of derivative instruments included in the Company's consolidated balance sheets as of December 31, 2013 and March 31, 2014:

	December 31, 2013
	Other Assets— Current	Other Current Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	351,523	475,973

	March 31, 2014
	Other Assets— Current	Other Current Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	200,588	1,946,191

        The following table presents the amounts related to derivative instruments affecting the Company's consolidated statements of operations for the three-month periods ended March 31, 2013 and 2014:

	Amount of gain (loss) on Derivatives Recognized in Income Three-month periods ended March 31,		Location of gain (loss) Recognized in
Derivative Type	2013	2014	Income on Derivatives
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	1,078,695	(815,194)	Derivatives gain (loss)

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

7. FAIR VALUE MEASUREMENT

        The Company does not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2013 and March 31, 2014.

        As of December 31, 2013 and March 31, 2014, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at December 31, 2013 Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	351,523	—	351,523	—
Liabilities:
Foreign exchange forward contracts	(475,973)	—	(475,973)	—

Net liabilities	(124,450)	—	(124,450)	—

		Fair Value Measurements at March 31, 2014 Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	200,588	—	200,588	—
Liabilities:
Foreign exchange forward contracts	(1,946,191)	—	(1,946,191)	—

Net liabilities	(1,745,603)	—	(1,745,603)	—

        Following is a description of the valuation techniques that the Company uses to measure assets and liabilities at fair value on a recurring basis under the fair value measurement guidance as well as

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

7. FAIR VALUE MEASUREMENT (Continued)

the basis for classification of such instruments pursuant to the valuation hierarchy established under the guidance:

  •
  Derivative assets and liabilities—The Company's derivative assets and liabilities relate to foreign exchange contracts involving major currencies. Since its derivative assets and liabilities are not traded on an exchange, the Company values them using valuation models. The valuation of certain foreign currency contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, such contracts are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

  •
  Short-term financial instruments (cash equivalents, restricted cash, accounts receivable and payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.

  •
  Long-term borrowings—fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company's bankers for similar debt instruments of comparable maturities.

8. BANK BORROWINGS

        The Company's bank borrowings consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Bank borrowings
Short-term	613,433,236	559,756,457
Long-term, current portion	322,156,646	317,381,427

Total current	935,589,882	877,137,884
Long-term, non-current portion	100,502,222	105,404,933

Total	1,036,092,104	982,542,817

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

8. BANK BORROWINGS (Continued)

Short-term borrowings

        The Company's short-term bank borrowings consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Short-term borrowings guaranteed by Trina	376,481,244	361,378,229
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd. ("Trina China")	139,481,245	139,378,228
Unsecured short-term borrowings	97,470,747	59,000,000

Total	613,433,236	559,756,457

        During the three-month period ended March 31, 2014, the Company repaid two short-term loans of $51 million to China Development Bank ("CDB") which was matured in February and March, respectively.

Long-term borrowings

        The Company's long-term borrowings consisted of the following:

	December 31, 2013	March 31, 2014
	$	$
Long-term borrowings secured by plants, machineries, and land use rights	147,077,179	135,343,389
Long-term borrowings secured by solar project assets	11,481,245	—
Long-term borrowings guaranteed by Trina	80,000,000	103,379,318
Unsecured long-term borrowings	184,100,444	184,063,653

Total	422,658,868	422,786,360

        During the three-month period ended March 31, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd. entered into a fifteen-year credit facility with China Development Bank ("TLO CDB Facility") amounting to EUR20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of March 31, 2014, the Company had drawn down EUR 17 million ($23.4 million). The outstanding balance as of March 31, 2014 was EUR 17 million ($23.4 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points. The TLO CDB Facility is guaranteed by Trina. The TLO CDB Facility contains a financial covenant ratio which requires the annual general repayment coverage rate to be calculated and maintained on the December 31 of each calendar year.

        During the three-month period ended March 31, 2014, the Company's subsidiary, Wuwei Trina Solar Electricity Generation Pte Ltd. ("Wuwei"), which held the Wuwei Project, additionally drew down $21.2 million from its credit facility under the loan agreement with CDB for the PV project construction. The total loan balance of $32.6 million was assumed by Huadian Fuxin after the completion and sale of the Wuwei Project to Huadian Fuxin.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

9. ACCRUED WARRANTY COSTS

        The movement of the Company's accrued warranty costs is summarized below:

	Three-month periods ended March 31,
	2013	2014
	$	$
Beginning balance	65,780,019	81,743,081
Warranty provision	2,921,387	3,679,557
Warranty costs incurred	(623,949)	(343,530)

Ending balance	68,077,457	85,079,108

10. INCOME TAXES

        The Company adopted an estimated annual effective tax rate approach for calculating the tax provision for interim periods in accordance with ASC 740-270 "Income tax—Interim reporting". The estimated effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. The interim tax provision is determined by applying the estimated annual effective tax rate to the year-to-date ordinary income and discrete recognition of other tax effects. For a given quarter, the income tax provision equals the difference between the provision recorded cumulatively for the year less the amount recorded cumulatively as of the end of the prior interim period. As the year progresses, the Company refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the estimated effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the estimated annual effective tax rate.

        The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the statutory carry-forward periods provided for in the tax law of the various jurisdictions in which the Company operates.

        The income tax expenses for the three months ended March 31, 2014 were $6,411,308, and the income tax benefits for the three months ended March 31, 2013 were $6,085,765. The Company's effective tax rates for the three months ended March 31, 2013 and 2014 was 8.7% and 19.5%, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

11. SHARE-BASED COMPENSATION

        The following table presents the Company's share-based compensation expense by types of award:

	Three-month periods ended March 31,
	2013	2014
	$	$
Share options	431,395	674,146
Restricted shares	682,926	521,846

Total share-based compensation expense	1,114,321	1,195,992

Restricted Shares

        In July 2006, the Company adopted the Share Incentive Plan (the "Share Incentive Plan") upon which the Compensation Committee (the "Committee") of the Board of Directors can authorize to make awards of Restricted Shares to any participant selected by the Committee in such amounts under terms and conditions as determined by the Committee. Restricted Shares shall be subject to restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

        The following is a summary of activities under the plan of restricted shares:

	Number of shares	Weighted average grant date fair value
Non-vested at January 1, 2014	38,183,882	$0.19
Granted	—	$—
Vested	(862,500)	$0.48
Forfeited	(4,042,899)	$0.23

Non-vested at March 31, 2014	33,278,483	$0.18

        The fair value of the restricted shares was based on the market price on the date of grant.

        As of March 31, 2014 there was $ 5,667,131 of total unrecognized compensation cost related to the compensation cost of unvested restricted shares, which is expected to be recognized over a weighted-average period of 2.52 years. The total fair value of shares vested during the three-month periods ended March 31, 2013 and 2014 was $106,919 and $252,995, respectively.

        In May 2008, the Company revised the Share Incentive Plan and introduced stock options as a compensation instrument to its employees. Under the terms of the revised Share Incentive Plan, share options are granted to employees at exercise prices equal to the Company's share price on the grant date. The Company's stock options expire five years from their grant date and generally vest one third per annum on the anniversary of the grant date.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

11. SHARE-BASED COMPENSATION (Continued)

        During the three-month periods ended March 31, 2013 and 2014, the Company granted nil and nil share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2013	129,085,735	$0.19	3.58
Granted	—	$—
Exercised	(3,494,250)	$0.10		832,723
Forfeited	(6,430,314)	$0.20
Options outstanding at March 31, 2014	119,161,171	$0.19	3.35	19,449,717
Options vested or expected to vest at March 31, 2014	97,045,372	$0.22	3.21	14,623,378
Options exercisable at March 31, 2014	32,251,315	$0.37	2.07	2,153,176

        Total intrinsic value of options exercised during the three-month periods ended March 31, 2013 and 2014 were nil and $832,723, respectively.

        As of March 31, 2014, the Company had $2,620,065 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.91 years.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

12. (LOSS) EARNINGS PER SHARE

        The following table sets forth the computation of the basic and diluted (loss) earnings from operations per share for the periods indicated:

	Three-month periods ended March 31,
	2013	2014
	$	$
Net (loss) earnings attributable to Trina Solar Limited shareholders—basic	(63,740,911)	26,507,233
Net (loss) earnings attributable to Trina Solar Limited shareholders—diluted	(63,740,911)	26,507,233

Weighted average number of ordinary shares outstanding—basic	3,540,247,989	3,559,048,996
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	56,262,538
Plus incremental weighted average number of ordinary shares from assumed conversion of restricted shares using the treasury stock method	—	12,810,212
Weighted average number of ordinary shares outstanding—diluted	3,540,247,989	3,628,121,746

(Loss) Earnings per ordinary share from operations—basic	(0.02)	0.01

(Loss) Earnings per ordinary share from operations—diluted	(0.02)	0.01

        For the three-month periods ended March 31, 2013 and 2014, the following securities were excluded from the computation of diluted (loss) earnings per share as inclusion would have been anti-dilutive.

	For the three-month period ended March 31,
	2013	2014
Non-vested restricted shares	36,855,652	—
Share options	147,251,122	27,782,338
Convertible senior notes	246,700,118	—

Total	430,806,892	27,782,338

13. RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

        The amounts due to related parties is $15,385,935 and $6,818,959 as of December 31, 2013 and March 31, 2014, respectively, which include payable to Changzhou Youze S&T Co., Ltd. ("Youze") and Changzhou Junhe Mechanical Co., Ltd. ("Junhe"), entities controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, who are the brothers in law of Mr. Jifan.Gao, Trina's CEO for Trina China's purchase of wafers.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

13. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party transactions

        For the three-month periods ended March 31, 2013 and 2014, Trina China purchased wafers for a total price of RMB 4,957,265 ($789,449) and RMB 8,052,121 ($1,308,841), respectively, from Youze. The transactions were approved by the audit committee.

        For the three-month periods ended March 31, 2013 and 2014, the Company sold ingots for a total price of RMB 8,902,239 ($1,417,077) and RMB nil (US$ nil), respectively, to Youze.The transactions were approved by the audit committee.

        For the three-month periods ended March 31, 2013 and 2014, the Company incurred costs of RMB 44,318,232 ($7,085,588) and RMB 32,719,730 ($5,318,465), respectively, with respect to the wafer slicing process service provided by Youze. During the three-month periods ended March 31, 2014, the Company entered into a long-term agreement with Youze for the wafer slicing process service from July 2014 to June 2016 and made a prepayment of RMB 50,000,000 ($8,127,306). The transactions were approved by the audit committee.

        For the three-month periods ended March 31, 2013 and 2014, Trina China purchased goods and equipment maintenance services for a total price of RMB 888,940 ($141,514), and RMB 670,363 ($109,772), respectively, from Junhe. The transactions were approved by the audit committee.

14. COMMITMENTS AND CONTINGENCIES

        As of March 31, 2014, the Company's commitments to purchase property, plant and equipment and prepaid land use right and procurement of construction services associated with the expansion of the Company's solar module and downstream project business are approximately $151 million.

        In order to better manage the Company's unit costs and to secure adequate and timely supply of polysilicon and wafer materials, the Company entered into a number of multi-year supply agreements with periods from 2008 through 2020 for quantities that are expected to meet the Company's anticipated production needs. Pursuant to the original terms of these agreements, the Company was required to purchase fixed or minimum quantities of polysilicon and wafer at fixed prices. During 2012, the Company renegotiated and revised the pricing terms of the supply agreements with certain suppliers. Under the terms of the revised supply agreements, the Company commits to purchase the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

minimum quantities at the prevailing market prices at the time of the purchase from March 31, 2014 to 2020 as follows:

	Wafer (Piece in Million)	Polysilicon (Metric Ton)
Period from March 31, 2014 to December 31, 2014	242	1,914
Year ending December 31,
2015	625	3,960
2016	625	2,650
2017	625	2,650
2018	625	2,650
2019	625	2,650
Thereafter	625	2,650

Total	3,992	19,124

        The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts for the remaining procurement periods from 2014 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of March 31, 2014, the amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

$ million
Period from March 31, 2014 to December 31, 2014	28.7
Year ending December 31
2015	41.0
2016	34.4
2017	32.8
2018	32.0
Thereafter	—

Total	168.9

        The Company's total purchase under the above take-or-pay contracts was $11.8 million and $15.9 million, respectively, for the three-month periods ended March 31, 2013 and 2014.

        The Company has made advances to suppliers where the Company has committed to purchase minimum quantities under some of the supply agreements. The Company does not require collateral or other security against its advances to related or third party suppliers. As a result, the Company's claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. Also, the Company may not be able to recover all unutilized advances to

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

suppliers if the Company does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable quantities, prices and delivery terms with these suppliers.

        The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company's lease expense was $834,062 and $1,106,760 for the three-month periods ended March 31, 2013 and 2014.

        Future minimum lease payments are as follows:

$
Period from March 31, 2014 to December 31, 2014	1,252,043
Year ending December 31
2015	1,336,125
2016	699,333
Thereafter	—

Total	3,287,501

        In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of Crystalline Silicon Photovoltaic ("CSPV") cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the U.S. International Trade Commission, or Commission, and the U.S. Department of Commerce ("Commerce") antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of the Company's products. The orders require an effective net cash deposit rate of 23.75%. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The Company expects the first administrative reviews to be completed by early 2015. In February 2013, the Company, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade, or CIT, challenging various aspects of Commerce's findings. Final decisions by the CIT on those appeals are expected in late 2014, and further appeals are possible. The Company may not be successful in the appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

        Also, on December 31, 2013, SolarWorld Industries America, Inc., or SolarWorld, a U.S. producer of solar cells and panels, filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders. In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country,

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties. If it is determined that the Company exports merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, the Company's export sales to the United States could be adversely affected. The Commission issued preliminary affirmative injury determinations in February 2014. On June 3, 2014, Commerce released its preliminary determination that subject imports from China are benefitting from illegal government subsidies and therefore potentially subject to the imposition of countervailing duties. Commerce calculated preliminary countervailing duty margins of 18.56% for the Company, 35.21% for another individual exporter respondent, and 26.89% as the "all others" rate. Commerce's preliminary determination in the antidumping duty investigation is expected to be issued on July 24, 2014. Preliminary margins are subject to change pending Commerce's final determination, and duties will be imposed only if the Commission makes final affirmative injury determinations. Final determinations in the antidumping and countervailing duty investigations are expected to be issued by the Commission and Commerce later 2014 or early 2015. Should the final determinations be unfavourable to the Company, the Company's financial condition and results of operations may be negatively affected.

        On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013, to imports from Chinese solar panel exporters who, like the Company, cooperated with the European Commission's investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. The Company intends to comply with the minimum price and other conditions set forth in the undertaking so that the Company exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. However, if the Company is found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, these duties would be applied on the Company's exports to the European markets and could materially and adversely affect its affiliated European Union operations and increase cost of selling into the region.

        It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in any number of additional jurisdictions. For example, in November 2012, India also initiated antidumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan. On May 22, 2014, India's Ministry of Commerce and Industry, Department of Commerce released its Final Findings that certain exports from the United States, China, Taiwan and Malaysia have been dumped in the Indian market and recommended imposing additional duties ranging from $0.11 to $0.81 per watt of electricity produced on "solar cell" imports from these countries. India's Ministry of Finance has three months to review the findings and make a final decision on imposition of additional duties. Further, on May 14, 2014, Australia initiated an antidumping

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

investigation against certain CSPV modules or panels exported to Australia from China. Although the Company's policy requires that all of its export sales comply with international trade practices, the Company cannot guarantee that the government agencies in the jurisdictions in which actions are brought will not impose trade remedy actions. Under antidumping and countervailing duty laws, significant additional duties may be imposed on imports of the products into these countries, which increase the costs of accessing these additional markets. As a result of the duties imposed by the relevant authorities, or if duties are imposed on PRC-manufactured products, the Company may adjust its business strategy for selling into these jurisdictions. Any change in the Company's business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact the Company's sales, thereby limiting its opportunities for growth.

15. SEGMENT INFORMATION

        During the first quarter of 2014, the Company had one of its operating segments of solar projects development engaging in the construction, operations and sale of solar project meeting the criteria of quantitative threshold according to ASC 280-10-50-10, and it is expected that this segment will continue to be of significance. Therefore, beginning in the first quarter of 2014, the Company is reporting its financial performance based on the two segments: manufacturing segment and solar projects segment.

        The following table set forth the results of operations of the Company's segments and reconciliation with the Company's consolidated results of operations for the three-month periods ended March 31, 2013 and 2014:

	For the three-month periods ended March 31,
	2013				2014
	Manufacturing	Solar projects	Elimination(1)	Total	Manufacturing	Solar projects	Elimination(1)	Total
	$				$
Net sales	259,846,016	3,624,267	(3,248,703)	260,221,580	395,340,581	69,920,293	(20,449,606)	444,811,268
Gross profit	4,285,906	138,364	(150)	4,424,120	79,029,415	13,441,297	(957,964)	91,512,748
Interest (expense) income, net	(13,225,967)	4,977	—	(13,220,990)	(8,602,780)	(235,795)	160,170	(8,678,405)
(Loss) income before income taxes	(68,370,076)	(1,456,516)	(150)	(69,826,742)	22,660,514	11,021,095	(797,794)	32,883,815

	As of December 31, 2013				As of March 31, 2014
	Manufacturing	Solar projects	Elimination(2)	Total	Manufacturing	Solar projects	Elimination(2)	Total
	$				$
Total assets	2,499,251,808	194,691,747	(126,714,395)	2,567,229,160	2,578,122,871	154,724,281	(107,846,769)	2,625,000,383

(1)
Elimination refers to the elimination of sales and profit from the sale of solar modules from the manufacturing segment to the solar project segment.

(2)
Elimination refers to the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

15. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net sales generated from different geographic locations:

	Three-month periods ended March 31,
	2013	2014
	$	$
Europe:
—British	59,601,655	34,541,882
—Germany	63,941,612	5,118,994
—Spain	10,358,805	272,782
—Italy	1,468,355	459,925
—Belgium	—	85,749
—Others	5,149,464	6,938,473

Europe Total	140,519,891	47,417,805
China	11,863,230	112,163,203
United States	39,189,086	118,868,650
Japan	26,411,349	114,284,652
Others	42,238,024	52,076,958

Total net sales	260,221,580	444,811,268